03014578

SEC[illegible] COMMISSION
[illegible] 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 53388

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER Feldstein Financial Group, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

RECD S.E.C. FEB 28 2003 616

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Main Street
(No. and Street)

Chester (City) New Jersey (State) 07930 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Feldstein 908-879-9559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. David Bahr CPA, PC
(Name – if individual, state last, first, middle name)

318A Bradley Ave. (Address) Staten Island (City) NY (State) 10314 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Feldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Feldstein Financial Group, LLC of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DEBRA L. SHIPPS
Notary Public of New Jersey
My Commission Expires July 7, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FELDSTEIN FINANCIAL GROUP LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2002

FELDSTEIN FINANCIAL GROUP LLC
DECEMBER 31, 2002

TABLE OF CONTENTS

M. David Bahr, C.P.A., P.C.
CERTIFIED PUBLIC ACCOUNTANT

318A Bradley Avenue • Staten Island, NY 10314
(718) 477-2000 • Fax (718) 477-2567 • mdavidbahrcpa@aol.com

INDEPENDENT AUDITOR'S REPORT

To the Member
Feldstein Financial Group LLC
Chester, New Jersey

I have audited the accompanying statement of financial condition of Feldstein Financial Group LLC, as of December 31, 2002, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Feldstein Financial Group LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

M. David Bahr
February 3, 2003

FELDSTEIN FINANCIAL GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS:

Cash	$	41,810
Receivable from clearing broker		27,300
Total assets	$	69,110

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses	$	5,219
Due to clearing broker		4,166
Total liabilities		9,385
MEMBER'S EQUITY		59,725
Total liabilities and member's equity	$	69,110

the accompanying notes are an integral part of these financial statements.

FELDSTEIN FINANCIAL GROUP LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2002

Revenue:	
Service fees	$ 6,982
Commissions	242,734
Interest	343
Total income	250,059
Operating expenses:	
Auto Expense	2,460
Clearing and commission charges	47,329
Employee Benefits	9,742
Insurance	696
Information and technology	1,582
Licenses and permits	6,966
Occupancy	53,313
Office, stationery, postage	21,130
Professional fees	16,046
Registration and regulatory fees	7,295
Repairs and maintenance	11,945
Salaries and payroll taxes	109,449
Telephone	4,298
Utilities	763
	293,014
Net loss	$ (42,955)

The accompanying notes are an integral part of these financial statements

FELDSTEIN FINANCIAL GROUP LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
DECEMBER 31, 2002

Balance at December 31, 2001	$	56,000
Net loss		(42,955)
Contributions of capital		172,530
Withdrawals of capital		(125,850)
Balance at December 31, 2002	$	59,725

The accompanying notes are an integral part of these financial statement

FELDSTEIN FINANCIAL GROUP LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2002

Cash flows from operating activities:	
Net loss	$ (42,955)
Changes in operating assets and liabilities:	
Increase in receivable from clearing broker	(27,300)
Increase in accrued expenses	5,219
Increase in due to clearing broker	4,166
	(17,915)
Net cash used by operating activities	(60,870)
Cash flows from financing activities:	
Contributions of capital	172,530
Withdrawals of capital	(125,850)
Net cash from financing activities	46,680
Decrease in cash	(14,190)
Cash - beginning of year	56,000
Cash - end of year	$ 41,810

FEELDSTEIN FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Feldstein Financial Group, LLC (the "Company") is a New Jersey Limited Liability Company formed to act as a broker and dealer. The Company's corporate office is located in Chester, New Jersey.

The company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company has an agreement with its Clearing Broker to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(b).

NOTE 1 – SUMMARY OFSIGNIFICANT ACCOUNTING POLICIES

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Securities Transactions

Securities transactions and related income and expenses are recorded on a trade date basis.

Income Taxes

The Company files its tax return as a Partnership, consequently, net Income or loss, in general, is apportioned to the members and reported in their personal income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

FELDSTEIN FINANCIAL GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 2 – RECEIVABLE FROM CLEARING BROKER

The receivable from the clearing broker is due within 30 days and Includes a clearing deposit.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is a member of NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. at December 31, 2002, the Company had a net capital of $59,725 which was $54,725 in excess of its required net capital of $5,000.

NOTE 4 - LEASES

The Company, was obligated under a lease during 2002. Rent expense for the year ended December 31, 2002 amounted to $53,313,

NOTE 5 - OFF-BALANCE-SHEET RISK

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company.

NOTE 6 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in financial institutions located in New Jersey. Cash balances, at times, may exceed the federal insured limits.

M. David Bahr, C.P.A., P.C.
CERTIFIED PUBLIC ACCOUNTANT

318A Bradley Avenue • Staten Island, NY 10314
(718) 477-2000 • Fax (718) 477-2567 • mdavidbahrcpa@aol.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITITES AND EXCHANGE COMMISSION

To the Member
Feldstein Financial Group, LLC

My report on my audit of the basic financial statements of Feldstein Financial Group, LLC for the year ended December 31, 2002 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 3, 2003

FELDSTEIN FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIRS AND EXCHANGE COMMISSION
DECEMBER 31, 2002

MEMBER'S EQUITY	$59,725
NET CAPITAL	$59,725
AGGREGATE INDEBTEDNESS:	
Accrued expenses	$ 5,219
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of 6 2/3% of aggregate Indebtedness or $5,000 minimum dollar net capital)	$ 5,000
EXCESS NET CAPITAL	$54,725
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	8.7%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's original unaudited Form X-17A-5, Part IIA filing as of December 31, 2002

FELDSTEIN FINANCIAL GROUP LLC

SUPPLEMENTAL REPORT
OF INDEPENDENT AUDITOR ON
INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

DECEMBER 31, 2002

FELDSTEIN FINANCIAL GROUP, LLC
DECEMBER 31, 2002

TABLE OF CONTENTS

M. David Bahr, C.P.A., P.C.
CERTIFIED PUBLIC ACCOUNTANT

318A Bradley Avenue • Staten Island, NY 10314
(718) 477-2000 • Fax (718) 477-2567 • mdavidbahrcpa@aol.com

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the member
Feldstein Financial Group, LLC
Chester, New Jersey

In planning and performing my audit of the financial statements of Feldstein Financial Group, LLC for the year ended December 31, 2002, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the

objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States Of America. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including activities for safeguarding securities, that I consider material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

New York, New York
February 3, 2002